Exhibit 99.5

Shanghai Stock Exchange Code: 601857	Stock Symbol: PetroChina	Announcement No.: Interim 2022-023

PetroChina Company Limited

Announcement on Appointment of Vice Presidents, Chief Financial Officer and Board Secretary

Special Reminder

Both the board of directors (the “Board”) and all the members of the Board warrant that this announcement does not contain any false information, misleading statement or material omission, and that they will assume joint and several liability for the truth, accuracy and completeness of the contents of this announcement.

The Board of eighth term of PetroChina Company Limited (the “Company”) held the 16th meeting in written form. As a result of the said meeting, on June 17, 2022, the Board formed valid resolutions, and considered and adopted the Proposed Resolutions for Appointment of Senior Officers of the Company (the “Proposed Resolutions”), whereby, the Board agreed to appoint Mr. Zhang Daowei and Mr. Wan Jun as vice presidents of the Company, and to appoint Mr. Wang Hua as the chief financial officer and the secretary to the Board of the Company. Each of such appointees will have a term of office consistent with that of the Board of eighth term. The independent non-executive directors of the Company all have granted their consent to the Proposed Resolutions.

Mr. Wang Hua has already passed the board secretary qualification review by the Shanghai Stock Exchange. All the foregoing appointments have taken effect as from June 17, 2022.

The biographies of Mr. Zhang Daowei, Mr. Wan Jun and Mr. Wang Hua are attached hereto for reference.

Other than as disclosed in their respective biographies, as of the date of this announcement, none of Mr. Zhang Daowei, Mr. Wan Jun and Mr. Wang Hua holds any shares in the Company, or is affiliated with any of other directors, supervisors, senior officers, actual controlling persons, or shareholders who holds 5% or more shares of the Company, or falls into the category of persons as specified in Section 3.2.2 of the Shanghai Stock Exchange Guidelines 1 for Self-Regulation of Companies Listed on the Shanghai Stock Exchange-Compliant Operation who are barred from acting as senior officers of a listed company.

You are hereby informed of the foregoing.

Board of Directors of PetroChina Company Limited
June 20, 2022

Exhibit     Biographies of New Appointees

Zhao Daowei, age 49, is the Managing Director of PetroChina Exploration and Production Company. Mr. Zhang is a professor-level senior engineer with a doctorate degree. He has extensive work experience in China’s oil and gas industry. Mr. Zhang served as the Vice President of PetroChina Changqing Oilfield Company from December 2015, and then as the Executive Vice President of that company from October 2018. Mr. Zhang served as the President of PetroChina Southwest Oil & Gasfield Company from August 2020, and then as the Managing Director of that company from June 2021. Mr. Zhang served as the President of PetroChina Exploration and Production Company from January 2022. He was then appointed as the Managing Director of PetroChina Exploration and Production Company in March 2022.

Wan Jun, age 56, is the Director General of Development and Planning Department of our company, and concurrently the Director General of Development and Planning Department of CNPC. Mr. Wan is a professor-level senior engineer with a doctorate degree. He has extensive work experience in China’s oil and gas industry. Mr. Wan served as the Director of No. 1 Oil Production Plant of Daqing Oilfield Co., Ltd. from February 2006, as the Vice President of Daqing Oilfield Company Ltd. from March 2010, concurrently as the Chief HSE Supervisor of that company from March 2013, and as the Executive Vice President of that company from March 2016. Mr. Wan was appointed as the President of PetroChina Liaohe Oilfield Company in January 2019, and the President of PetroChina Exploration and Production Company in October 2020. Mr. Wan was appointed as the Director General of Development and Planning Department of our company and concurrently as the Director General of Development and Planning Department of CNPC in January 2022.

Wang Hua, age 48, is the Director General of Finance Department of our company. Mr. Wang is a senior accountant and holds a master’s degree. He has extensive work experience in financial operations and management in China’s oil and gas industry. Mr. Wang served as the Chief Financial Officer of CNPC Capital Co., Ltd. from October 2016, and as the Deputy Director General of Finance Department of our company and concurrently as the Deputy Director of Finance Department of CNPC from August 2020. Mr. Wang was appointed as the Director General of Finance Department of our company in April 2021.